Filed Pursuant to Rule 433

Registration No. 333-164364

September 14, 2012

Pricing Term Sheet

Issuer:	The PNC Financial Services Group, Inc.

Security:	Depositary Shares, each representing a 1/4,000th interest in a share of The PNC Financial Services Group, Inc. 5.375% Non-Cumulative Perpetual Preferred Stock, Series Q

Expected Ratings*:	Baa3 (Moody’s) / BBB (S&P) / BBB- (Fitch)

Size:	$450,000,000 (18,000,000 Depositary Shares)

Over-allotment Option:	$67,500,000 (2,700,000 Depositary Shares)

Liquidation Preference:	$100,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share)

Term:	Perpetual

Dividend Rate (Non-Cumulative):	5.375%

Dividend Payment Dates:	Beginning December 1, 2012, each March 1, June 1, September 1 and December 1

Day Count:	30/360

Trade Date:	September 14, 2012

Settlement Date (T+5):

September 21, 2012

We expect that the delivery of the Depositary Shares will be made against payment therefor on or about September 21, 2012, which will be the 5th business day following the date of pricing of the Depositary Shares (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Depositary Shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Depositary Shares initially will settle T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Depositary Shares who wish to trade Depositary Shares on the date of pricing or the next succeeding business day should consult their advisor.

Optional Redemption:	In whole or in part, from time to time, on any dividend payment date on or after December 1, 2017, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (subject to limitations described in the prospectus supplement dated September 14, 2012).

Public Offering Price:	$25.00 per Depositary Share

Underwriting Commission:	$12,725,362.50, which reflects 2,697,000 Depositary Shares sold to institutional investors, for which the underwriters received an underwriting discount of $674,250 and 15,303,000 Depositary Shares sold to retail investors, for which the underwriters received an underwriting discount of $12,051,112.50.

Net Proceeds to Issuer:	$437,274,637.50

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and PNC Capital Markets LLC

Co-Managers:	Barclays Capital Inc. and Sandler O’Neill & Partners, L.P.

CUSIP/ISIN for the Depositary Shares:	693475832/US6934758326

The PNC Financial Services Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated today and other documents The PNC Financial Services Group, Inc. has filed with the SEC for more complete information about The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Citigroup Global Markets Inc. toll-free at (877) 858-5407, J.P. Morgan Securities LLC at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or PNC Capital Markets LLC at 412-768-8040.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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